Brocade and McData Update for McData End-User Customers August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Today's Discussion The deal and the rationale What this means for McData Customers Today For the Future Expectations, Timing, Products, Services, and Support Where to go to get more information

Deal Overview and Timeline August 8, 2006 Brocade announces intent to acquire McData Stock transaction Process from August 8, 2006 until deal closure Companies operate separately and compete as they have been No interaction between sales teams allowed Integration planning (not implementation) Process after deal closure Brocade will be the future company Integration implementation (structure, products, etc.) will begin

"The combined company will expand the benefits to customers, with unmatched industry experience, an expanded array of solutions, a strong commitment to investment protection, and the opportunity to benefit from an accelerated pace of future investments and solutions that will address the rapidly evolving data management demands." -Michael Klayko, CEO Brocade A Note from the CEO

This Transaction Is Driven by the Desire to Deliver More Customer Benefits Deal rationale Broader and more compelling offerings Gives necessary scale to accelerate new, innovative solutions Significant cost synergies Customer benefits today Absolute commitment to investment protection and certainty of supply and support Stronger company to deliver solutions and support Commitment to future converged roadmap and platforms Customer benefits at deal closure Drive interoperability and unified management Accelerate time-to-market of new, innovative solutions Lower TCO Greater choices and flexibility for next-generation data centers

Timing and Implications for you Before deal closing After deal closing Nothing changes Investment protection Continued supply and support Brocade and McData will continue to compete with each other and deliver on their respective roadmaps and commitments Single company - Brocade Will emphasize investment protection and continuity of supply/support for installed base Converged roadmap will emphasize investment protection and innovation

What is the product integration strategy? Until the transaction formally closes, McData and Brocade will continue to operate independently and compete in the market - no joint sales or roadmaps! There is commitment to investment protection for today's platforms from the two companies Detailed product integration and future roadmap will be published after the close of the transaction Today, Brocade has interoperability support with McData's product through routing capabilities Brocade also has migration services for customers that want to move from McData to Brocade environments While specific roadmap and product support plans won't be announced until the close of the transaction, Brocade's commitment is to provide support and investment protection for McData's customers The two companies currently contemplate a merged platform at the next major technology cycle

Why Brocade? Proven, leading edge technology Industry leading support and education Interoperability solutions with installed McData products Migration solutions with installed McData products Professional services expertise in mixed environments Tapestry family offers new solutions for file environment Absolute commitment to customer investment protection

Where Can McData Customers Get More Information? www.brocade.com, click on "McData Customers" Letter from the CEO Q&A Brocade's product information SAN Health offer (supports McData's products) including 1 hour of free training Free 90-day membership to Brocade Connect Check back regularly for updates

Thank You

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investors Relations at (408) 567-5815 or investor_relations@mcdata.com Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investors Relations at (408) 567-5815 or investor_relations@mcdata.com